Second Quarter Report   1997

Dear Shareholders
We are pleased to report the second quarter of 1997 has been another record-breaking quarter for Triangle Bancorp. Net income for the quarter was $4.7 million, an increase of 62% over the same period in 1996. Earnings per share for the quarter were $.43, compared to $.27 for the second quarter of 1996, an increase of 62%. Earnings were positively impacted in both the 1997 and 1996 quarters by nonrecurring gains on the sale of certain branches of $1.3 million and $352,000, respectively, net of income taxes.

For the six months ended June 30, 1997, earnings were $7.8 million, a 42% increase over the $5.5 million earned during the same period in 1996. Earnings per share were $.71 compared to $.51 for the same period in 1996. Excluding the sales of the branches, core earnings for the six months ended June 30, 1997 were $6.5 million, a 27% increase over the $5.1 million earned during the same period in 1996.

We are extremely pleased with the growth of our net income and earning assets. In addition, earnings have been positively impacted by improvement in the operating efficiency ratio as expenses have remained relatively flat while revenues have increased significantly.

In June, your Board increased the quarterly cash dividend by 10% from $.10 per share to $.11 per share for shareholders of record as of June 16, 1997. This represents an increase of 38% over the $.08 per share paid in the second quarter of 1996.

In keeping with our strategic acquisition plans, during May we announced the signing of a purchase and assumption agreement to acquire ten eastern North Carolina offices with approximately $210 million in deposits and $70 million in loans from BB&T. This transaction is expected to be completed during the third quarter of this year. Also, the previously announced acquisition of Bank of Mecklenburg with approximately $270 million in assets is anticipated to be completed during the fourth quarter of the year subject to regulatory and shareholder approvals. Once these two transactions are completed, the Company will have approximately $1.5 billion in assets and operate 60 offices in North Carolina.

We are also pleased to announce additional coverage for our stock as Interstate/Johnson Lane initiated coverage in early July with a "Buy" rating. In addition, beginning this month, our stock has been included in the Russell 2000 stock index, which represents an index of 2,000 small, medium and large NASDAQ companies utilized to indicate overall market performance.

As a result of the financial performance of the Company and the stock market ingeneral, our stock price has increased by 64% from $13.75 to $22.50 per sharefor the quarters ended June 30, 1996 and 1997, respectively.

As always, we appreciate the support of our shareholders and encourage you to use the services of our bank, as well as recommend us to others.

Sincerely,

/s/ Michael S. Patterson
Michael S. Patterson
Chairman, President and CEO

Summary Balance Sheets
(In thousands)
                                       6/30/97      6/30/96
Assets
Cash, Due from Banks,
        and Federal Funds Sold      $   34,171   $   37,259
Investments, Market Value
        of $244,330 and $227,116       243,740      227,270
Loans Less Allowance of
        $10,959 and $9,413             698,906      627,770
Other Assets                            50,391       48,314

        Total Assets                $1,027,208   $  940,613

Liabilities and
Shareholders' Equity
Demand Deposits                     $  138,267   $  125,325
Interest Bearing Deposits              714,079      684,121
Total Deposits                         852,346      809,446

Other Borrowings                        71,476       38,889
Other Liabilities                       11,744       10,482
Total Other Liabilities                 83,220       49,371

Total Liabilities                      935,566      858,817


Shareholders' Equity
Common Stock; no par value;
        20,000 shares authorized;
        10,474 shares and 10,437
        shares outstanding at
        June 30, 1997 and
        1996, respectively              60,830       61,485
Undivided Profits                       30,795       21,216
Net Unrealized Loss on
        Securities Available
        for Sale                            17         (905)
Total Shareholders' Equity              91,642       81,796


        Total Liabilities and
        Shareholders' Equity        $1,027,208   $  940,613





Summary Balance Sheets
(In thousands)


Summary Statements of Income and Expense
(In thousands, except per share data)



                                                 For the Three          For the six
                                                  Months Ended         Months Ended
                                              6/30/97    6/30/96     6/30/97   6/30/96
Interest Income                               $20,326    $17,998    $39,566    $34,970
Interest Expenses                               9,260      8,122     17,900     15,652
Net Interest Income                            11,066      9,876     21,666     19,318
Provision for Loan Losses                         830        723      1,330      1,035
Net Interest Income
        After Provision                        10,236      9,153     20,336     18,283
Noninterest Income                              4,114      2,529      6,101      4,577
Noninterest Expenses                            6,891      7,098     14,151     14,243
Net Income Before Income Taxes                  7,459      4,584     12,286      8,617
Income Tax Expense                              2,750      1,683      4,535      3,169
Net Income                                    $ 4,709    $ 2,901      7,751      5,448
Primary Earnings per Share                    $   .43    $   .27    $   .72    $   .51
Average Common and Common Equivalent Shares    10,863     10,765     10,829     10,760
Fully Diluted Earnings per Share              $   .43    $   .27    $   .71    $   .51
Average Common and Common Equivalent Shares
        assuming full dilution                 10,918     10,766     10,901     10,761

Significant Ratios
Return on Assets                                 1.85%      1.27%      1.56%      1.23%
Return on Equity                                21.17%     14.32%     17.64%     13.51%
Efficiency Ratio                                45.40%     57.22%     50.96%     59.61%
Net Charge Offs to Average Loans                  .04%       .04%       .01%       .04%
Allowance for Loan Losses to Loans               1.54%      1.49%
Allowance for Loan Losses to
        Nonperforming Assets                      176%       277%




Triangle Bank Office Locations

Bailey
Battleboro
Benson
Carrboro
Cary (2)
Chapel Hill (2)
Clayton
Creedmoor
Dunn (2)
Durham
Fayetteville (2)
Fuquay-Varina
Garner
Goldsboro
Greenville (2)
Havelock
Lillington
Middlesex
Mount Olive
Nashville
New Bern (2)
Oxford (2)
Raleigh (4)
Red Oak
Rocky Mount
Scotland Neck
Seaboard
Sharpsburg
Spring Hope
Tarboro (2)
Whiteville (2)
Wilmington

Shareholder Information

Stock Transfer Agent and Registrar:
First Citizens Bank
Stock Transfer Department
2917 Highwoods Boulevard
Raleigh, North Carolina 27604
1-800-662-7130
Stock Listing:
The common stock of Triangle Bancorp is traded on the NASDAQ National Market System under the ticker symbol TRBC.

Market Makers:
Dean Witter Reynolds
Herzog, Heine, Geduld, Inc.
Interstate/Johnson Lane
Legg Mason Wood Walker, Inc.
Raymond James & Associates, Inc.
Robinson Humphrey Co., Inc.
Sandler O'Neill & Partners
Scott & Stringfellow
Wedbush Morgan Securities, Inc.
Wheat First Securities, Inc.